Exhibit 99(a)(5)(B)

IDT CORPORATION EXTENDS THE EXIPRATION DATE OF ITS EXCHANGE OFFER

Newark, N.J. – December 20, 2010:   IDT Corporation (NYSE: IDT, IDT.C) today extended the expiration date of its previously announced exchange offer of its outstanding Common Stock (NYSE: IDT.C) for shares of Class B Common Stock (NYSE: IDT).

The deadline for tendering shares of Common Stock in the exchange offer has been extended from 5:00 p.m. EST, on Tuesday, January 4, 2011, to 5:00 p.m. EST, on Tuesday, January 18, 2011.

IDT is extending the offer to exchange for the following reasons: (i) today it filed with the Securities and Exchange Commission a revised Offer to Exchange revising its disclosure previously set forth in the Offer to Exchange and mailed to stockholders in order to respond to comments received from the SEC; (ii) there were logistic issues in mailing the exchange offer materials to stockholders and IDT wants to ensure that all holders have sufficient time to read the materials, make their determinations and tender if they so desire; and (iii) IDT recognizes that stockholders may be away during the upcoming holiday season and therefore may be unable to tender their shares prior to the original expiration date.

IDT Corporation has been advised that as of 5:00 p.m., EST, on December 20, 2010 approximately 696 shares of its Common Stock had been tendered in the exchange offer. Tenders of shares of Common Stock must be made, and may be withdrawn, at any time prior to the expiration of the exchange offer.

Forward-Looking Statements
In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate, “target” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described in our most recent report on SEC Form 10-K (under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”), which may be revised or supplemented in subsequent reports on SEC Forms 10-Q and 8-K.  We are under no obligation, and expressly disclaim any obligation, to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

Exchange Offer Statement
This press release is for informational purposes only and is neither an offer to buy nor the solicitation of an offer to sell any shares. The exchange offer will be made solely by a definitive Offer to Exchange, related Letter of Transmittal and other related documents that IDT is sending to its holders of Common Stock. Each holder of our Common Stock is urged to consult their tax advisor as to the particular tax consequences of the exchange offer to such stockholder. The materials have been included as exhibits to IDT’s exchange offer statement on Schedule TO/ Schedule 13E-3, which was filed with the Securities and Exchange Commission. These exchange offer materials contain important information that stockholders are urged to read carefully before making any decision with respect to the offer. Investors may obtain copies of these documents for free from the Securities and Exchange Commission at its website (www.sec.gov)

About IDT Corporation:

IDT Corporation (www.idt.net) is a consumer services company with operations primarily in the telecommunications and energy industries.  IDT Corporation’s Class B Common Stock and Common Stock trade on the New York Stock Exchange under the ticker symbols IDT and IDT.C respectively.

Investor Relations
IDT Corporation
Bill Ulrey
Phone:  (973) 438-3838
E-mail:  invest@idt.net